EXHIBIT 12.1

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	NINE MONTHS ENDED
	July 1, 2006	July 2, 2005
EARNINGS (Loss):

Income (loss) before income taxes	$(48,435)	$294,178

Add: Total fixed charges	50,837	48,864

Less: Interest Capitalized	3,162	2,218

Total Earnings	$(760)	$340,824

FIXED CHARGES:

Interest expense	$41,564	$39,654

Portion of rental expense representative of the interest factor	9,273	9,210

Total fixed charges	$50,837	$48,864

Ratio of earnings to fixed charges	(1)	6.97

(1)	Earnings were insufficient to cover fixed charges by $51,597.